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                                                                    Exhibit 99.1


                                                                JANUARY 10, 2000
                                                   FOR MORE INFORMATION CONTACT:

                                                     ERIN IBELE - (419) 247-2800
                                                       ED LANGE - (419) 247-2800


                   HEALTH CARE REIT EXPANDS RELATIONSHIP WITH
                          SUMMERVILLE HEALTHCARE GROUP

Toledo, Ohio, January 10, 2000 - HEALTH CARE REIT, INC. (NYSE/HCN) today reported that $93 million of leases relating to eight assisted living properties leased by Chancellor Senior Housing, Inc. and operated by CareMatrix Corporation have been assigned to Summerville HealthCare Group, one of Health Care REIT's key private operators.

"This is an important transaction, benefiting all of the parties involved," said George L. Chapman, chairman and chief executive officer of Health Care REIT. "We are able to increase our investment portfolio with Summerville, a well-capitalized operator with a successful track record. Summerville gains significant critical mass with the addition of modern, purpose-built facilities, and CareMatrix reduces the number of noncore properties it will operate."

"We are pleased to support CareMatrix's repositioning efforts in light of our excellent relationship with that organization and its principals. At the same time, we successfully retained these properties with Summerville with whom we have been working for more than three years with very favorable results," said Chapman.

With the addition of the CareMatrix properties, the company's Summerville investment balance totaled approximately $171 million at December 31, 1999, 13.5% of total assets. As part of the assignment and in keeping with Health Care REIT's commitment to portfolio diversification, Summerville has agreed to refinance five development projects, which would reduce the Summerville investment to approximately $136 million, or 10% of the company's total assets.

Including the CareMatrix properties, Summerville, which was founded in 1996, now has 55 communities in operation or development in 12 states with more than 5,100 units and more than 2,200 employees.

Summerville President and CEO, Russell D. Ragland, said, "We're excited to have these state-of-the-art communities, their residents and employees as part of Summerville. Moreover, expanding our relationship with a partner like Health Care REIT, with its strong management team, assisted living expertise and industry relationships, ensures that we are well-positioned to maximize this opportunity."


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Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1999, the company had investments in 238 health care facilities in 34 states and had total assets of approximately $1.3 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. Information is also available on the Internet at http://www.hcreit.com.

This document and supporting schedules may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

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